SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

    Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at February 24, 2004

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 24, 2004

* Print the name and title of the signing officer under his signature.

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Great Basin Gold Ltd .
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 68406365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.greatbasingold.com

Great Basin Drilling Golden Cloud Property on the Carlin Trend

February 24, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (AMEX: GBN; TSX: GBG) is pleased to announce that the Company has initiated a first phase exploratory drilling program at the Golden Cloud property located on the Carlin Trend, Nevada.

The Golden Cloud Property lies on the eastern margin of the Northern Nevada Rift system at its intersection with the Carlin Trend. The property is contiguous with ( i) the southern boundary of the Great Basin's Ivanhoe property, about three kilometres south of the Hollister Development Block where the high-grade gold-silver Clementine-Gwenivere vein systems are currently being developed by Great Basin and Hecla Mining Company; and ( ii) the eastern boundary of the Silver Cloud prospect that Geologix Exploration Inc. recently acquired from Placer Dome and Teck Cominco. The main Carlin operations of Barrick and Newmont are located 10 kilometres to the southeast.

The principal target at Golden Cloud is a bonanza style epithermal vein gold deposit. Outcrops of silica sinter and silica replacement bodies with widespread cinnabar mineralization are developed on the property, and occur within Tertiary 15 million year old volcanic flows and tuffs. Historically, some of the sinters associated with gold deposits in the vicinity of Golden Cloud were mined for their mercury content. Golden Cloud, however, is a new discovery. Gravity anomalies, magnetic anomalies, and mineralized fractures and sinter trends on the property suggest northwest and north-northwest trending structures, similar to ore-hosting structures at Placer Dome's nearby Silver Cloud deposit and Newmont's Ken Snyder mine. The gravity survey results also indicate a potential high in the basement rocks underlying Golden Cloud's silica cap.

Geological, geophysical and geochemical surveys by Atna in early 2003 also identified a second target area on the northern part of the property: an extensive, structurally-controlled zone of sinter and silicified volcanic rocks that strikes northward toward the area of the past producing Hollister pit and its feeder vein sets (Clementine & Gwenivere) on the Ivanhoe property.

Great Basin mapped and sampled these areas in late 2003 to define targets for drilling. Several structural zones, with associated alteration and anomalous mercury and gold values were identified. Approximately 1,600 metres (5,000 feet) of reverse circulation drilling is planned to test for epithermal alteration and disseminated gold mineralization at depth.

Great Basin can earn a 70% interest in the property from Atna Resources Ltd. by spending $2,500,000 on exploration and development, including a minimum of 30,000 feet of drilling, making cash payments to Atna, and by assuming underlying option and property maintenance payments. Upon fulfilling the earn-in requirements, the companies would form a 70:30 joint venture for further exploration and development of the property.

Great Basin is a mining exploration and development company with advanced stage gold assets on the Carlin Trend in Nevada and the Witwatersrand Goldfield in South Africa. The Company expects to begin underground exploration and development on the Ivanhoe property in Nevada in 2004, while simultaneously advancing the Burnstone Project in South Africa.

Daniel Kilby, P.Eng., is Great Basin's in-house qualified person for the Golden Cloud property. For additional details on Great Basin and its gold properties, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Great Basin expects are forward-looking statements. Although the Great Basin believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Great Basin , Investors should review the Great Basin 's annual Form 20-F filing with the United States Securities Commission.